SPROTT PHYSICAL SILVER TRUST
 Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario, Canada M5J 2J1

October 15, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549
Re:	Sprott Physical Silver Trust
Form 40-F for the fiscal year ended December 31, 2014
Filed March 30, 2015
File No. 001-34928

Ladies and Gentlemen:

Sprott Physical Silver Trust (the "Trust") filed Form 40-F for the fiscal year ended December 31, 2014 (the "Filing") with the Securities and Exchange Commission (the "Commission") on March 30, 2015. By letter dated September 15, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") requested that the Trust provide a written statement, as follows, in responding to the Comment Letter. The Trust filed a response to the Comment Letter on September 28, 2015 (the "Response Letter").
In connection with its response set forth in the Response Letter, the Trust hereby acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
Sprott Physical Silver Trust
By:            /s/ Steven Rostowsky
Name:    Steven Rostowsky
Title:          Principal Financial Officer